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[Letterhead of McCarthy Tétrault LLP]

Virginia K. Schweitzer Direct Line: 613 238-2174 Direct Fax: 613-563-9386 E-Mail: vschweitzer@mccarthy.ca

May 3, 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

Attention: Russell Mancuso, Branch Chief

Dear Mr. Mancuso:

Re:
World Heart Corporation
Preliminary Schedule 14A filed March 24, 2005
File No. 000-28882

Set forth below, on behalf of World Heart Corporation ("WorldHeart"), are our responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter dated April 21, 2005 (the "Comment Letter"), on the WorldHeart's proxy circular ("Circular"). The following responses correspond to the item number of the comments contained in the Comment Letter. Today, via EDGAR, WorldHeart filed an amended Preliminary Schedule 14A. With this letter, WorldHeart is providing five copies of the blacklined copy of the Preliminary Schedule 14A to the Commission and five clean copies, which reflects the changes requested in response to the comments provided in the Comment Letter.

Preliminary Schedule 14A

General

1.
We note that proposal 3 seeks shareholder approval of the issuance of World Heart common shares to MedQuest Products, Inc. and its principal shareholder, Maverick Venture Management, LLC in connection with the simultaneous acquisition by World Heart of the business of MedQuest and the private placement of common shares of World Heart to Maverick. We also note that proposal 6 seeks approval of an increase in the number of shares issued under the option plan and removal of the 5% restriction. Please tell us supplementally why Rule 14a-4 of Regulation 14A does not require that shareholders be given the opportunity to vote or abstain separately with respect to the issuance of shares to MedQuest in connection with the asset acquisition and the issuances of shares to Maverick in connection with the private placement transaction. Also, tell us why the two issues in proposal 6 should not be separated. Please refer to Release No. 34-31326 and the September 2004 Interim Supplement to our Manual of Publicly Available Telephone Interpretations.

The requested modifications and disclosure has been included in the notice of the annual and special meeting of shareholders and in the circular under the summary on Pages 1, 2 and 3 and under the heading MATTERS TO BE ACTED UPON — MedQuest Resolution — Acquisition of MedQuest on Page 66, and — Maverick Resolution — Private Placement to Maverick on Page 78, and — ESOP Resolution #1 and ESOP Resolution #2 — Amendments to the World Heart Corporation Employee Stock Option Plan on Page 85.

2.
Please provide us your analysis of the date on which your status as a foreign private issuer ceased for purposes of Section 16 of the Exchange Act and for periodic reporting purposes.

Rule 3b-4 under the Exchange Act defines foreign private issuers as non-U.S. issuers except issuers meeting the following criteria:

1.
more than 50% of the issuer's outstanding voting securities are owed by U.S. residents; and

2.
any one of the following:

a.
the majority of the issuers, executive officers or directors are U.S. citizens or residents;

  b.
  more than 50% of the issuers assets are located in the United States; or

  c.
  the issuer's business is administered principally in the United States

More than 50% of World Heart's outstanding voting securities are owned by U.S. residents. Until recently, World Heart satisfied the three prongs of the test in the second part of the foreign private issuer definition.

In August 2004, World Heart announced that it was consolidating its operations from Ottawa, Canada to Oakland, California. At that time, it was anticipated that it would take approximately six months to consolidate the assets and operations of the company in California and WorldHeart began to plan for its SEC reporting obligations accordingly. As a result of delays in the implementation of the consolidation plan in December 2004, World Heart determined that it would take until approximately June 2005 to fully consolidate the assets and operations of the company at its Oakland, California location hence delaying the company's transition to domestic issuer status. As of December 31, 2004, the company continued to meet the three prongs of part two of the foreign private issuer test.

As the consolidation has proceeded, the company's CFO and Vice President, Manufacturing announced they would be leaving WorldHeart in the second quarter of 2005 at which time most of the senior management team would be located in the United States and after the annual and special meeting of the Shareholders contemplated by the proxy, the majority of the directors are also expected to be U.S. residents.

The announced departure of the CFO and Vice President, Manufacturing meant that these two individual's de facto control and influence over long-term decisions affecting the company has greatly diminished. Management presented the matter to the Board of Directors at their scheduled meeting on March 21, 2005 and the board determined at the meeting that taking into account all factors the prudent view was to consider that, as a result of the planned departures, World Heart's business was, in practice, being principally administered in the United States. This resulted in the board determining that World Heart had ceased to be a foreign private issuer and that it should comply with all the domestic issuer requirements in the United States.

Consistent with the obligations under the Exchange Act, the company's insiders filed Form 3s within 10 days of the board's determination.

3.
Provide the information required by Item 21 of Schedule 14A.

The requested disclosure has been included in the circular under the heading MATTERS TO BE ACTED UPON — MedQuest Resolution — Acquisition of MedQuest on Page 78, — Maverick Resolution — Private Placement to Maverick on Page 84, — Warrant Amendment Resolution — Amendment to September 2004 Warrants on Page 85, — ESOP Resolution #1 and ESOP Resolution #2 — Amendments to the World Heart Corporation Employee Stock Option Plan on Page 88-89, — Option Amendment Resolution — Amendment to Certain Options Held by Executive Officers and Directors on Page 90, — Continuance Resolution — Continuance under the Canada Business Corporations Act on Page 93 and under the heading Voting of Proxies on Page 10.

4.
In an appropriate section of the forepart of your document, clarify the extent of Maverick's ownership of MedQuest. Also identify the individual who controls Maverick.

The requested disclosure has been included in the circular under the summary on Page 1, under the heading MATTERS TO BE ACTED UPON — Maverick Resolution — Private Placement to Maverick on Page 79 and under the heading RISK FACTORS — Risks Related to the MedQuest Acquisition, the Maverick Private Placement and the Warrant Exercise & Debenture Conversion on Page 57.

5.
Please avoid the extensive repetition throughout your document. For example, much of the disclosure in the business section beginning on page 16 is repeated in the business description beginning on page 65. Also, you repeat numerous times throughout the document the arrangement to induce exercise of warrants. Revise your document so that it is organized logically from the perspective of shareholders seeking information material to a voting decision and does not unnecessarily repeat disclosure that can tend to obscure ready access to material information.

The circular has been reviewed to remove repetition and arrange the disclosure logically from the perspective of shareholders and in particular the description of the business commencing on Page 69 has been condensed. In doing so, we have ensured that we continue to comply with all the required SEC proxy circular requirements as well as all Canadian securities law requirements and applicable corporate statutes.

Solicitation before Furnishing a Proxy Statement

6.
We note the January 31, 2005 press release available on your web site that announces your execution of a definitive agreement to acquire the assets of MedQuest. Please tell us what consideration you have given to filing that press release as soliciting material pursuant to Rule 14a-12 of Regulation 14A and including in such items the legend required by Rule 14a-12(a)(1)(ii) of Regulation 14A.

At the time the announcement was made on January 31, 2005, WorldHeart had not ceased to be a foreign private issuer (please see the response to Question 2 above) and as such pursuant to Rule 3a12-3 under the Exchange Act was not required to comply with Rule 14a-12 of Regulation 14A.

Summary — Page 1

7.
Delete the second sentence of the second paragraph, and your other similar statement on page 63, as it is not appropriate to appear to disclaim responsibility for disclosures in your proxy statement regarding MedQuest.

The requested disclosure has been removed from the circular under the summary on Page 1 and under the heading MedQuest Resolution — Acquisition of MedQuest on Page 66.

Recommendation of the Board — Page 2

8.
If you elect to highlight the positive factors that the board identified, provide an equally prominent summary of the negative factors.

The requested disclosure has been included in the circular under the MedQuest Resolution — Acquisition of MedQuest on Pages 68 and 69 and under the heading Maverick Resolution — Private Placement to Maverick on Page 80.

9.
You currently state that with the addition of MedQuest's rotary VAD "we will be able to address a broader section of the late-stage heart failure market", and "we will become a multiple product company..." We note that MedQuest's rotary VAD is a product candidate that has not yet begun initial feasibility clinical tries. Revise your disclosure to clarify that MedQuest's rotary VAD is not yet commercialized.

This disclosure has been removed from the circular under the heading Recommendation of the Board on Page 2.

Effects on Shareholders — Page 2

10.
We note your disclosure that as a result of stock issuances to MedQuest and Maverick, "there will be significant dilution of existing shareholders' equity interests in World Heart." Revise the summary to quantify the effect on existing shareholders' equity interest of each proposal that will increase your outstanding share capital.

The requested disclosure has been included in the circular under the heading Effect on Shareholders on Page 2 under the heading MedQuest Resolution — General Effect on Existing Shareholders on Page 78 and under the heading Maverick Resolution — General Effect on Existing Shareholders on Page 83.

Amendment to September 2004 Warrants — Page 2

11.
Provide a detailed legal analysis regarding whether the inducement described in this section is governed by the tender offer rules.

Rule 13e-4 under the Exchange Act defines an issuer tender offer as "a tender offer for, or a request or invitation for tenders of, any class of equity security, made by the issuer of such class of equity security or by an affiliate of such issuer." Neither the Exchange Act, nor the rules promulgated thereunder define the term "tender offer". The seminal case setting forth guidelines for what constitutes a tender offer is Wellman v. Dickson, 475 F. Supp. 783 ("Wellman"), in which the Court set forth an eight-point test for a "tender offer":

  1.
  A broad public solicitation of public shareholders of a company whose securities are registered under Section 12 of the Exchange Act;

  2.
  The solicitation is for a substantial percentage or a controlling percentage of a class of the target company's outstanding equity securities;

  3.
  The terms for the tender or acquisition of the target company's equity securities are stated, firm and not negotiable;

  4.
  The solicitation offers consideration that is greater than or at a premium over then current market prices;

  5.
  The solicitation requires the tendering of a minimum number of shares or securities for the bidder to be obligated to buy any shares or securities under the solicitation;

  6.
  The solicitation creates any pressure, by its terms, to respond to the solicitation;

  7.
  The solicitation has a deadline for submitting tenders; and

  8.
  Bidder publicly announces acquisition of target company's equity securities.

We note that the eighth prong of the Wellman test does not apply to issuer tender offers. Our analysis of the applicability of the various other prongs of the Wellman test to the present instance is:

Point 1: There was no "broad solicitation" of public shareholders of the company as the warrantholders number only 45 of the approximately 10,000 beneficial holders of the company's equity securities.

Point 2: The solicitation of the securities was not for a substantial or controlling percentage of WorldHeart's equity securities, as the common shares underlying the warrants represent only approximately 13% of the company's equity securities on a fully-diluted basis.

Point 3: The terms for the tender or acquisition of the warrants were not stated, firm and non-negotiable, but rather, as more fully described on page 81 of the circular, were the subject of extensive negotiation.

Point 4: In connection with its solicitation of the exercise of the warrants, the company did not offer any consideration per se, but rather will receive consideration from the warrantholders upon their exercise of their warrants.

Point 5: The company is not purchasing any securities, but rather the warrants are being exercised.

Points 6 and 7: As more fully explained in the disclosure we have included in our response to comment number 46, the possibility of a transaction with Medquest led to a comprehensive dialogue between WorldHeart and its warrantholders as opposed to a firm proposal with a deadline for a decision. In other words, unlike the situation which is usually encountered in the tender offer context, the proposed inducement was not a "take it or leave it offer", but rather the result of arduous negotiation in the broader context of an overall restructuring of the company.

The inducement offered by WorldHeart to its warrantholders fails the Wellman test for tender offers. We therefore do not believe that the inducement is governed by the tender offer rules.

Amendments to Certain Options... — Page 3

12.
We note your disclosure that the executive officers and directors of World Heart "agreed to forfeit certain options held by them." Disclose, if true, that at the time the options were forfeited, none had an exercise price that was at or below the then-current market price of your common stock. Also, disclose if true, that the amendments have the effect of repricing these options.

The requested disclosure has been included in the circular in the summary on Page 3 and under the heading Option Amendment Reolution on Page 89.

Appointment of Proxy Holders and Revocation of Proxies — Page 9

13.
Please clarify that proxies indicating votes against a proposal will not be used to vote in favour of adjourning or otherwise postponing the meeting to allow for additional voting on the proposal. Otherwise, include a separate proposal regarding adjourning or postponing the meeting.

The requested revisions have been made in the circular under the heading Voting of Proxies on Page 9.

Voting of Proxies — Page 9

14.
We note that you are seeking proxies to vote proposals "with or without amendment" or variation. Clarify your plans for resolicitation of proxies if a proposal is amended or varied.

The relevant resolutions have been amended to remove the references to "with or without amendment" in the notice of annual and special meeting and references have been removed in the circular under the heading Voting of Proxies on Page 10.

Voting Shares, Record Date and Principal Holders — Page 10

15.
Revise the table to include all of the information required by Item 403 of Regulation S-B. Also, the number of shares disclosed in the table should include shares that the person or group has a right to acquire within 60 days.

The requested revisions have been included in the circular under the heading Voting Shares, Record Date and Principal Holders on Pages 11 and 12.

16.
Revise footnotes (3) through (7) and the footnotes on page 61 to disclose the number shares underlying options that are subject to shareholder approval.

The requested revisions have been included in the circular under the heading Voting Shares, Record Date and Principal Holders on Pages 12 and 13.

17.
Revise your disclosure to name the natural persons who beneficially own the shares held by Zeisiger Capital Group LLC.

The requested disclosure has been included in the circular under the heading Voting Shares, Record Date and Principal Holders on Page 13.

Development of the Business — Page 13

Three Year History and Development of WorldHeart — page 13

18.
Expand your disclosure to discuss your expected consolidation of operations if the MedQuest acquisition is completed.

The requested disclosure has been included in the circular under the heading Significant Acquisitions on Page 18.

19.
Disclose the reasons for the resignations.

The requested disclosure has been included in the circular under the heading Three Year History and Development of WorldHeart on Page 17.

Significant Acquisitions — Page 16

20.
Revise the sixth paragraph on page 16 to quantify the portion of the proceeds from your planned private placement and the exercise of warrants that will be used to pay loans and liabilities.

The requested revisions have been included in the circular under the heading Significant Acquisitions on Page 18.

21.
Disclose the terms of the loans to be repaid, including the creditor, the date of issuance, the maturity date, and the interest rate.

The requested disclosure has been included in the circular under the heading Significant Acquisition on Page 18.

Sources and Availability of Raw Materials — Page 20

22.
Describe the extent of your reliance on "externally supplied inputs" the reasons for and extent of the related difficulties, and the status of your attempts to ensure adequate supplies.

The requested disclosure has been included in the circular under the heading Sources and Availability of Raw Materials on Pages 22 and 23.

Intellectual Property — Page 20

23.
Disclose the expiration date of material patents.

The requested disclosure has been included in the circular under the heading Intellectual Property on Page 23.

Shareholder Proposals — Page 37

24.
Please disclose the information required by Rule 14a-5(e)(2) relating to the date after which notice of a shareholder proposal submitted outside of the Rule 14a-8 process is considered by the company to be untimely.

The requested disclosure has been included in the circular under the heading Shareholder Proposals on Page 40.

Executive Officers — Page 40

25.
Please expand your disclosure to provide the information for the five-year period as required by Regulation S-B Item 401.

The requested disclosure has been included in the circular under the heading Executive Officers on Pages 42 and 43.

Employment Agreements — Page 43

26.
Disclose the "certain grants" and "certain royalty rights" to which the officers are entitled.

The requested disclosure has been included in the circular under the heading Employment Agreements on Pages 46 and 47.

27.
Please tell us where the agreement with Mr. Jassawalla is filed.

We intend to file Mr. Jassawalla's employment contract with WorldHeart's Form 10-QSB for the period ended March 31, 2005.

The availability of additional common shares — Page 54

28.
Please tell us why you need not register the shares to be issued to MedQuest. Also tell us why you believe the securities issued upon exercise of the warrants and conversion of the notes will be freely tradeable.

Please refer to the answer to Question #33 below with respect to the registration of the MedQuest shares.

WorldHeart filed a registration statement dated October 14, 2004 (File No. 333-119750) filed with the SEC on October 14, 2004 and declared effective on November 2, 2004 registering the securities issued upon the exercise of the warrant and the conversion of the convertible debentures and interest thereon.

Material Contracts — Page 55

29.
We note that pursuant to the Novacor LVAS royalty agreement, you are committed to make royalty payments to certain employees, including Phillip Miller. Please provide the information required by Item 404 of Regulation S-B with respect to this agreement and tell us where this agreement is filed.

The Novacor LVAS royalty agreement has been in existence since April 22, 1998. The amounts due under the agreement are insignificant, approximately $5,000 to $7,000 a year, and as a result WorldHeart did not consider the agreement to be material and did not file the agreement with the SEC and WorldHeart does not believe that the disclosure under Item 404 of Regulation S-B is required.

Audited Consolidated Financial Statements — Page 58

30.
Please clarify what it means for the financial statements to be "placed before" the shareholders. Also disclose the implications of shareholder approval of the financial statements.

The requested disclosure has been included in the circular under the heading Audited Consolidated Financial Statements on Page 61.

Appointment of Auditors — Page 62

31.
We note that the proxy card also addresses shareholder approval of the board's establishment of auditor remuneration. Fully discuss that aspect of the proposal.

By way of explanation, under Section 149(7) of the Business Corporations Act (Ontario), the remuneration of an auditor appointed by the shareholders shall be fixed by the shareholders, or by the directors if they are authorized to do so by the shareholders and the remuneration of the auditors appointed by the directors shall be fixed by the directors.

The requested disclosure has been added to the circular under the heading Appointment of Auditors on Page 65.

MedQuest Resolution — Acquisition of MedQuest and Private Placement to Maverick — Page 63

32.
Provide the information required by Item 14(b)(7) of Schedule 14A regarding past contacts, transactions and negotiations.

The requested disclosure has been included in the circular under the heading MedQuest Resolution — Acquisition of MedQuest — Background and Reasons for the MedQuest Acquisition on Pages 66 and 67 and Maverick Resolution — Private Placement to Maverick — Background and Reasons for the Maverick Private Placement on Page 79

33.
Tell us whether the MedQuest shareholders will vote on transaction and why your offer and sale of shares to MedQuest need not be registered under the Securities Act.

The MedQuest shareholders, as a condition of closing of the MedQuest acquisition, will hold a shareholders meeting to vote on the proposed transaction. The Preliminary Note to Rule 145 under the Securities Act provides that an "offer", "offer to sell", "offer for sale", or "sale" occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.

The Preliminary Note to Rule 145 further provides that transactions for which statutory exemptions under the Securities Act, including those contained in Section 3(a)(9), (10), (11), and 4(2), are otherwise available are not affected by Rule 145. Securities Act Release No. 5316 (October 6, 1972) also makes clear that Rule 145 is not intended to require registration of transactions that are exempt from registration under provisions of the Securities Act. The first full sentence of the release states "New Rule 145, effective January 1, 1973, requires Securities Act registration, unless an exemption is available, for securities issued after shareholder approval of certain reclassifications of securities, mergers, consolidations, or transfer of assets".

Further, in adopting Regulation D, effective April 15, 1982, the SEC made clear that Regulation D is available for business combinations that otherwise come within its provisions. Also, Preliminary Note 5 to Regulation D states that "these rules may be used for business combinations that involve sales by virtue of Rule 145(a) or otherwise".

MedQuest currently has 21 shareholders and after careful analysis of the factual situation WorldHeart is satisfied that it can issue its securities to MedQuest pursuant to Section 4(2) under the Securities Act and it is therefore "not affected by Rule 145" as provided by the Preliminary Note to Rule 145.

Regulatory Approvals — Page 63

34.
Disclose the market price of your securities on the date you entered into the agreement.

The requested disclosure has been included in the circular under the heading Regulatory Approvals on Page 78.

Reasons for the MedQuest Acquisition and Maverick Private Placement — Page 64

35.
Please explain more fully how the cited factors affected the board's decision positively or negatively.

The requested disclosure has been included in the circular under the heading Background and Reasons for the MedQuest Acquisition on Page 67 and Background and Reasons for the Maverick Private Placement on Page 80.

36.
Summarize the analyses conducted by the board. For example, we note your reference to a comparable acquisitions analysis and a discount-to-market analysis. Demonstrate support for your statement of fairness on page 79.

The requested disclosure has been included in the circular under the heading Background and Reasons for the MedQuest Acquisition on Page 67 and Background and Reasons for Maverick Private Placement on Page 80 and 81.

37.
Disclose how you established the price of the transactions.

The requested disclosure has been included in the circular under the heading Background and Reasons for the MedQuest Acquisition on Page 67 and Background and Reasons for the Maverick Private Placement on Page 79.

38.
Reconcile your statement about the "period of time during which MedQuest and Maverick will be unable to dispose of the common shares" with your statement on page 54 that you intend to register the resale of the shares. Also clarify the terms of the escrow mentioned on page 75 and how they affect the resale of the shares.

By way of information, pursuant to securities laws applicable to WorldHeart in Ontario, securities issued under an exemption from the requirement to file a prospectus with the Ontario Securities Commission must be held for a period of 4 months prior to resale. The registration statement to be filed with the SEC will not affect this hold period. Pursuant to the MedQuest Agreement and Maverick Agreement each of MedQuest and Maverick, respectively, has agreed not to dispose of the WorldHeart common shares to be acquired under those agreements until the expiry of 4 months from the date of closing to comply with this requirement.

The requested disclosure has been included in the circular under the heading Background and Reasons for the MedQuest Acquisition on Page 68 and Background and Reasons for the Maverick Private Placement on Page 80.

The requested disclosure in respect of the escrow term has been included in the circular under the heading MedQuest Agreement on Page 77.

MedQuest Business — Page 65

39.
Balance your disclosure of the positive developments with equally prominent disclosure of any negative developments.

The requested disclosure has been made in the circular under the heading MedQuest Business on Pages 68 and 69.

Marketing, Training and Distribution Strategy — Page 68

40.
Clarify whether you are acquiring the MedQuest staff mentioned in the second paragraph. Also clarify why you are acquiring only one potential product when you disclose that the staff has commercialized over 160.

The requested disclosure has been included in the circular under the heading Marketing, Training and Distribution Strategy on Page 71.

Intellectual Property — Page 68

41.
Disclose the termination date of material patents. Also disclose the terms of material licenses, including duration and termination provisions.

The requested disclosure has been included in the circular under the heading Intellectual Property on Page 71.

Conditions to Obligations to Effect the Acquisition — Page 74

42.
Please disclose the progress you have made toward satisfying the closing conditions.

The requested disclosure has been included in the circular under the heading Conditions to Obligations to Effect the Acquisition on Page 76.

Maverick Agreement — Page 76

43.
Describe the development of this agreement. For example, how did you determine the size and price of the transaction? What were the terms of the assumed debt, and why did you determine to repay it as part of the acquisition.

The requested disclosure has been included in the circular under the heading Maverick Resolution — Maverick Private Placement — Maverick Agreement on Pages 80 and 81.

44.
Disclose your analysis supporting the fairness of this transaction as mentioned on page 79.

Reference to the board's conclusion that the transaction is fair has been removed. WorldHeart, upon further review determined that as no third party independent assessment of fairness, such as a fairness opinion, has been obtained, it would be more appropriate to remove references to "fair" as a subjective standard and to allow the shareholder to make its own decisions based on the information disclosed in the circular as to best actions to be taken by the company. However, disclosure in respect of the resolutions and why the board believes them to be in the best interests of the shareholders is included under the heading MedQuest Agreement on Pages 67 and 68 and under the heading Maverick Agreement on Pages 79 and 80.

Employment and Consulting Agreements — Page 79

45.
Clarify the roles that the identified individuals will assume after the acquisition. Also, disclose the aggregate compensation to be paid under the agreements. In addition, disclose all material terms of any agreement with an individual who will become an executive officer of your company.

The requested disclosure has been included in the circular under the heading Employment and Consulting Agreements on Pages 77 and 78.

Warrant Amendment Resolution... — Page 79

46.
With a view toward disclosure, please tell us why the debenture holders would have agreed to convert their debt into equity.

Maverick Venture Management, LLC agreed to complete a private placement with WorldHeart, contingent on two requirements; the completion of the acquisition of the assets of MedQuest and upon WorldHeart obtaining the agreement of its September 2004 debentureholders, to convert their debentures into common shares so that WorldHeart would have no debt instruments outstanding and the agreement of its warrantholders to exercise their warrants at a reduced warrant price per share so that additional cash would be injected into WorldHeart in addition to the funds that would be made available by Maverick as part of the private placement. The debentureholders agreed to convert because, it appears, that they believed that MedQuest Acquisition and the Maverick Private Placement would be beneficial for WorldHeart and its shareholders, which in some cases included themselves.

Disclosure has been included in the circular under the heading Warrant Amendment Resolution on Page 84.

47.
Clarify why shareholder approval was made a condition to this amendment. Also disclose why this amendment is a condition of the MedQuest acquisition.

By way of explanation, WorldHeart has its common shares listed on the Toronto Stock Exchange (TSX). Under the Rules of the Toronto Stock Exchange, section 608 requires that a listed issuer may apply to the TSX to amend the warrant exercise price and the terms of the warrant provided that securityholder approval is required for an amendment to a warrant held, directly or indirectly, by an insider or the amendment to a warrant results in an exercise price which is less than the market price of the securities determined on the date of the amending agreement. In the case of WorldHeart, one warrant is held by an insider and the exercise price of $1.00 was less than the market price of $1.58 at the time of the amending agreement.

The requested disclosure has been included in the circular under the heading Warrant Amendment Resolution on Pages 84 and 85.

48.
In this section, disclose when and why the debentures were originally issued. Disclose the consideration you originally received for those securities.

The requested disclosure has been included in the circular under the heading Warrant Amendment Resolution on Page 84.

49.
With a view toward disclosure, provide us a table of who owns the securities that will be affected by this resolution and the number of securities each such security holder will receive as a result of the conversion and exercise. Indicate all relationships of those individuals to World Heart and MedQuest.

Disclosure has been included as Appendix K to the circular and under the heading Warrant Amendment Resolution on Page 84.

50.
Summarize the analysis underlying the board's determination that this resolution is fair and in the best interest of shareholders.

Please refer to the response under Question #44.

The requested disclosure has been included in the circular under the heading Warrant Amendment Resolution on Pages 84 and 85.

ESOP Resolution... — Page 80

51.
Disclose in this section the basis for the board's determination that management should be entitled to hold up to 10% of the common shares of World Heart. Also clarify how the 10% figure was chosen. This disclosure should be more specific than the general reference to "market research" mentioned on page 45.

The requested disclosure has been included in the circular under the heading ESOP Resolution on Pages 85 and 86.

52.
Disclose the board's policy for allocation of the 10% among the company's managers.

The requested disclosure has been included in the circular under the heading ESOP Resolution on Page 86.

53.
Disclose why the board chose the 9,772,505 and 12% figure.

The requested disclosure has been included in the circular under the heading ESOP Resolution on Page 87.

54.
We note your disclosure that some of the grants are intended to establish beneficial ownership levels assuming the completion of the other transactions contemplated in the proxy statement. Disclose the effect on those grants if the other transactions are not approved or otherwise do not close.

The requested disclosure has been included in the circular under the heading ESOP Resolution on Page 86.

55.
Disclose the basis for the board's fairness determination mentioned on page 82.

Please refer to the response under Question #44.

The requested disclosure has been included in the circular under the heading ESOP Resolution #1 and ESOP Resolution #2 on Pages 85 to 86.

Employee Stock Option Benefits Table — Page 82

56.
Revise the table to include a column setting forth the dollar value of the options held by each individual and group named. See Item 10(a)(2) of Schedule 14A. also clarify which options are conditioned on shareholder approval.

The requested revisions have been included in the circular under the heading Employee Stock Option Benefits Table on Page 88.

Option Amendment Resolution... — Page 82

57.
Explain why the officers and directors agreed for forfeit their options.

The requested disclosure has been included in the circular under the heading Option Amendment Resolution on Page 89.

58.
Clarify whether your officers and directors forfeited their options in September 2004 or whether such forfeitures are contingent upon shareholder approval of this resolution. Also show us how the forfeitures are reflected in the table at the top of page 45.

The requested disclosure has been included in the circular under the heading Option Amendment Resolution on Page 89.

As requested, the information with respect to the forfeitures of options have been reflected in the table on Page 48.

59.
Disclose the basis for the board's fairness determination and the determination that this resolution is in shareholders' interests as mentioned on page 83.

Please refer to the response under Question #44.

The requested disclosure has been included in the circular under the heading Option Amendment Resolution on Page 89.

Continuance Resolution... — Page 84

60.
Clarify what you mean by "continuing" a corporation from one corporations act to another.

The requested disclosure has been included in the circular under the heading Continuance Resolution on Page 91.

61.
Disclose the basis for the board's determination that this resolution is in shareholders interests as mentioned on page 86. From your disclosure, it should be clear why the board believes that the material differences (like reduced ability to initiate a shareholder proposal and broader director indemnification) are in shareholders' interest.

The requested disclosure has been included in the circular under the heading Reasons for the Proposed Continuance on Page 91.

CBCA Versus OBCA — Page 84

62.
Revise the first paragraph to clarify that you have described all material differences. Expand your subsequent disclosure as necessary to make the revised paragraph true.

The requested revisions have been included in the circular under the heading CBCA Versus OBCA on Page 92.

Dissent Rights — Page 86

63.
Your disclosure may not be qualified by reference to statutes. Please revise accordingly.

The requested revisions have been included in the circular under the heading Dissent Rights on Page 93.

Material Tax Considerations — Page 86

64.
Disclose the tax consequences of the continuance. Also, in an appropriate section of your document, provide the disclosure required by Schedule 14A Item 10(b)(2)(i)(E) regarding the option plan proposals.

The requested disclosure has been included in the circular under the heading Material Tax Considerations on Page 93.

The requested disclosure has been included in the circular under the heading ESOP Resolution — Tax Considerations Related to Options on Page 86.

World Heart Financial Statements — Page B-1-1

Auditors' Report- Page B-1-3

65.
Please have your auditor's revise their report to include at the end of the second paragraph the following sentence: "We believe that our audits provide a reasonable basis for our opinion" or tell us why the auditors believe such sentence is not required.

The auditors have advised us that they believe their report to be appropriate for an opinion issued by Canadian auditors under both generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). The opinion follows the prescribed wording under Canadian generally accepted auditing standards which our auditors are required to follow.

Consolidated Statements of Operations — Page B-1-6

66.
We note in your 2003 consolidated statements of operations you reflect a foreign exchange gain of $10.1 million. We further note from page C-1-6 that you disclose the majority of the gain is attributable to preferred shares. Please tell us supplementally and disclose in MD&A and the footnotes to the financial statements the nature of the transaction that gave rise to the foreign exchange gain and how it was reflected in your financial statements.

During 2000 the Company, through its wholly-owned subsidiary World Heart Inc., issued US$78 million in redeemable, convertible preferred shares. Throughout the period from the issuance of these shares until their conversion to common shares in November 2003, the Company's functional currency was the Canadian dollar. As a result, the carrying value of these shares in Canadian dollars was adjusted throughout this period to reflect fluctuations in the Canada/U.S. dollar exchange rate. During 2003, the Canadian dollar gained sharply against the U.S. dollar, moving from approximately US$0.63 per Cdn$1.00 at the beginning of the year to approximately US$0.76 per Cdn$1.00 on the date of conversion, resulting in an unrealized foreign exchange gain on these preferred shares of approximately $13 million. The offsetting foreign exchange loss relates principally to the Company's other U.S. dollar denominated cash and accounts receivable.

We have added disclosure to C-1-10 and C-2-11 to indicate that this gain relates to these shares and to indicate to readers that during this period our functional currency was the Canadian dollar.

From the Company's inception through the end of 2003, the Company's functional currency was the Canadian dollar. During 2003, the Canadian dollar went from $1.58 per U.S. dollar to $1.35 and $1.31 per U.S. dollar at the dates the preferred shares were converted. Therefore, foreign exchange gains and losses that occurred on the monetary assets and liabilities, including the U.S. dollar denominated mandatorily redeemable preferred shares, were included in income for the period.

The requested disclosure has been included in the circular on Page C-1-6.

Notes to the Consolidated Financial Statements — Page B-1-9

Note 3, Significant Accounting Policies — Page B-1-9

(g) Goodwill and other intangible assets — Page B-1-10

67.
Your disclosure here and on page C-1-14 indicates that you compare the carrying amount of goodwill with the related enterprise value in evaluating goodwill for impairment. It is unclear to us how you determine enterprise value or the fair value of the reporting unit as required by SFAS 142. You should use the two-step impairment test discussed in paragraphs 19-22 of SFAS 142 to identify potential goodwill impairment and measure the amount of a goodwill impairment loss to be recognized, if any. Impairment should be based upon the excess of the carrying amount of goodwill over its implied fair value. Also, you disclose on page C-1-14 that you review goodwill for impairment in accordance with SFAS 144. Please tell us how your accounting policy related to the valuation of goodwill complies with SFAS 142. Revise your disclosures as necessary.

The notes to the financial statements and the management discussion and analysis have been revised to provide further clarification as to how we determined the fair value of the goodwill have been revised and to specifically draw reference to SFAS 142 in the accounting policy.

(j) Revenue Recognition — Page B-1-10

68.
You state that revenue is generated from product and services and for multiple element offerings you allocate the proceeds to the elements based on their relative fair values. You further state revenue from each element is recognized when the product is delivered and services rendered. Your revenue recognition policy appears vague and somewhat generic. Please revise to indicate the nature of our product and services you provide. Also, describe the nature of your multiple element arrangements. Indicate in those cases when revenue would be deferred.

As requested, we have expanded our disclosure in the circular on Pages B-1-10, B-2-8, C-1-19 and C-2-15 to provide greater detail regarding our revenue recognition policies and to address the issues raised by Staff.

69.
Revise to specifically state what products are covered by a limited warranty.

The requested disclosure has been included in the circular as described in the response to Question 68.

(m) Government Assistance — Page B-1-11

70.
Please expand your disclosure to indicate what types of government assistance you receive.

We have expanded the disclosure in the circular on Pages B-1-11, and B-2-9.

Note 10, Convertible Debentures — Page B-1-13

71.
We note in September 2004 you issued convertible debentures along with detachable warrants with an exercise price of $1.55 per share. Supplementally tell us how you determined the value of the beneficial conversion feature and how it was reflected in your financial statements. Please provide us supplementally with your computations. We may have further comment after reviewing your response.

We determined the value of the beneficial conversion feature in accordance with the guidance of EITF 98-5 by calculating the intrinsic value per share relating to the beneficial conversion feature and multiplying this amount by the total number of conversion shares. This amount was credited to Additional Paid-in Capital. Our computation of the intrinsic value is set out as follows:

Face value of debt	13,318,750.00
Fair value allocation to warrants	(4,808,583.54)

8,510,166.46

Number of shares received on conversion	10,655,000

Price of stock on date of announcement	1.40
Effective conversion price	0.80

Intrinsic value per share	0.60

Beneficial conversion (10,655,000*0.60)	6,406,833.54
less issue costs allocated to beneficial conversion feature	(585,463.54)

Beneficial Conversion Feature	5,821,370.00

Note 12, Shareholders' Equity — Page B-1-14

72.
We note that you have accounted for the 2003 exchange of existing stock options with new options using variable accounting. Please supplementally explain to us why, if the options were exchanged to more appropriately reflect market price in 2003 and your stock price has significantly fluctuated since that date, there is no compensation expense reflected in your financial statements related to these options.

On March 5, 2003, the Board approved an option exchange program. Options with exercise prices ranging from $13.31 to $105.43 were exchanged for new options with an exercise price of $9.45. Since March 5, 2003, the stock price has significantly fluctuated but has never exceeded the exercise price of $9.45. Therefore, no compensation expense has resulted to date under the intrinsic method of accounting for these variable options.

Rights related to 2007262 Ontario Inc.

73.
We note from the basis of presentation footnote you account for investment in 2007262 Ontario using the equity method. Tell us supplementally the value of your investment at December 31, 2003 and 2004, and where it is reflected in your balance sheets.

The value of 2007262 Ontario was included with "Other assets" as at December 31, 2003 and 2004 as it had nominal values at both dates.

Stock Option and Warrant Activity — Page B-1-15

74.
Revise your pro forma table, that shows the effects if the fair value method had been used for all stock awards, as necessary to present such information in accordance with paragraph 2(e)(c) of SFAS 148.

The requested revisions have been included in the circular on Page B-1-18.

Note 16, Income Taxes — Page B-1-18

75.
Please supplementally tell us why "loss before income taxes" does not reconcile to your net loss as shown on the consolidated statements of operations. Please revise or advise us.

There was an error in the calculation resulting in the loss before income taxes not reconciling to the net loss shown on the consolidated statements of operations. The error has been corrected and the revised disclosure has been included in the circular on Page B-1-19.

Management's Discussion and Analysis — Page C-1-1

Research and Development — Page C-1-5

76.
Please explain the nature of the tax credit dispute.

The requested disclosure has been included in the circular on Pages C-1-5, C-1-9, C-2-6 and C-2-10.

Commitments — C-1-12

77.
Please revise your table of contractual obligations to include the outstanding convertible debentures or tell us why you believe it should not be included.

The requested revisions have been included in the circular on Pages C-1-12 and C-1-13.

MedQuest Products Financial Statements — Page D-1

Report of Independent Auditors — Page D-3

78.
The auditor's report included in the filing does not contain the name of your independent public accountants and does not appear signed, as denoted by an appropriate "signature symbol". Please include in your filing with the next amendment a signed audit report that covers the fiscal years ending June 30, 2004 and 2003 and the cumulative period from December 31, 1993 (date of inception) to June 30, 2004.

The requested signature in the Report of the Independent Auditors on Page D-3 has been included in the circular.

Financial Statements

Basis of Presentation — Page D-12

79.
The information provided in this note does not clearly describe a viable plan that removes the threat of the continuation of the business. Please revise the note and MD&A, specifically the liquidity and capital resources sections, to describe such a plan, including lines of credit or other sources of liquidity available to you. To the extent management does not have such a plan, please consult with your auditors as to the appropriateness of the going concern opinion. Refer to FRC607-02 and SAS34.

The requested disclosure has been included in the circular on Page D-12.

Pro Forma Financial Statements — Page F-1

General

80.
Please revise your pro form financial statements to include a separate pro forma adjustment for each item to which you are adjusting the historical financial information. In other words, the pro forma adjustments should be presented gross on the face of the pro forma statements.

The requested revisions have been included in the circular on Page F-1.

U.S. GAAP Unaudited Pro Forma Combined Condensed Statements of Operations — Page F-2

81.
We note that World Heart has a calendar year-end and MedQuest Products has a fiscal year end of June 30. In this regard, please revise your introductory paragraph on page F-1 to disclose to the reader how you conformed the financial information of MedQuest to arrive at their operating results for the year ended December 31, 2004 as presented in the combined condensed statements of operations on page F-2. Refer to Article 11-02(c)(3) of Regulation S-X.

The requested disclosure has been included in the circular on Page F-2.

82.
Please reconcile for us the net loss of $26,146,798 reflected for MedQuest on a historical basis in your pro forma statements of operations with the net loss of $26,141,798 presented in historical statements of operations of MedQuest on page B-I-6. Revise your filing as necessary.

Due to a typographical error, the revised disclosure has been included in the circular on Page F-2.

83.
In the column representing the historical results of MedQuest you should either present their actual historical loss per share or not reflect a loss per share for the target as the information is not meaningful.

The disclosure in the circular has been deleted with respect to the per share loss information as it is considered not meaningful as MedQuest is a private company.

U.S. GAAP Unaudited Pro Forma Combined Condensed Balance Sheet — Page F-3

Notes to the Unaudited Pro Forma Combined Condensed Financial Statements — Page F-6

84.
Please revise to separate the notes for the pro forma adjustments on an US GAAP basis from the Canadian GAAP basis adjustments

The requested disclosure has been included in the circular on Page F-6.

85.
Reference is made to adjustment 1. Please revise your notes to the pro forma financial information to explain in further detail the various components of this adjustment and to explain how each component of the adjustment was calculated or determined. Also, please tell us supplementally and disclose in the notes the components of net working capital liability assumed and specifically state what liabilities of MedQuest will be assumed by World Heart.

The requested disclosure has been included in the circular with respect to Adjustment 1 in response to Questions 85 and 86 on Page F-6.

86.
Further reference is made to adjustment 1. It appears from your preliminary purchase allocation that substantially all of the purchase price is being allocated to acquired in-process research and development (IPR&D). In this regard, please expand this note to explain the following in greater detail:

•
Confirm to us that the value assigned, using the income approach, was based on discounted probable future cash flows on a project by project basis

•
Expand to discuss all significant assumptions made and estimates used in determining the assigned values to each project

•
Describe each significant IPR&D project acquired

•
Present in tabular format the fair value assigned to each project acquired and projected costs to complete by project

•
For each project, disclose the status of the development, stage of completion at acquisition date, the nature and timing of the remaining efforts for completion, anticipated completion date and the date you will begin benefiting from the projects, the risks and uncertainties associated with completing development within a reasonable period of time, and the risks involved if the IPR&D projects are not completed on a timely basis

        We may have further comments based on your response.

The requested disclosure has been included in the circular, please see the response to Question 85.

Form 10-KSB for the period ended December 31, 2004

87.
Please incorporate any such revisions as a result of the comments above as applicable in your future filings.

The requested revisions will be made in WorldHeart's future filings.

Item 8A. Controls and Procedures — Page 37

88.
Please amend your filing to disclose your executive officers' conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2004, as required by Item 307 of Regulation S-B. Also, please correct your rule references to reflect the current location of the definitions.

We understand and acknowledge that your comment is correct. We respectfully request permission to incorporate this revision in our future filings as we do not believe that the deviation is material taking into account the accuracy of the certifications filed with the Annual Report on Form 10-KSB.

Yours very truly,

Virginia K. Schweitzer

cc.
Jal Jassawalla, President & CEO, World Heart Corporation
Martin Glass, White & Case LLP

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